Issuer Free Writing Prospectus Dated October 5, 2009
Relating to Preliminary Prospectus Dated September 25, 2009
Filed Pursuant to Rule 433
Registration Statement No. 333-160778
Final Term Sheet
For
Series D Convertible Preferred Stock Financing
of
ADVENTRX Pharmaceuticals, Inc.
     By reading the information contained within this document, the recipient agrees with ADVENTRX Pharmaceuticals, Inc. and Rodman & Renshaw, LLC to maintain in confidence such information, together with any other non-public information regarding ADVENTRX Pharmaceuticals, Inc. obtained from ADVENTRX Pharmaceuticals, Inc., Rodman & Renshaw, LLC, or their agents during the course of the proposed financing and to comply with the recipient’s obligations under applicable U.S. and state securities laws.
CONFIDENTIAL SUMMARY OF TERMS AND CONDITIONS
     This Confidential Summary of Terms and Conditions is not intended to be contractually binding, other than the section entitled “Confidential Information,” and is subject in all respects (other than with respect to such section) to the execution of a Securities Purchase Agreement.

Issuer:	ADVENTRX Pharmaceuticals, Inc., a Delaware corporation (the “Company”).

NYSE Amex Symbol:	ANX

Securities Offered:	Up to an aggregate of 11,283 units (the “Units”) consisting of (i) one share of the Company’s Series D Convertible Preferred Stock, $0.001 par value per share (the “Preferred Stock”), and (ii) a warrant to purchase up to 1,754.85 shares of the Company’s common stock, $0.001 par value per share (“Common Stock”) (such number being 33% of the number of shares of Common Stock issuable upon conversion of the Preferred Stock purchased) (the “Warrants” and, together with the Preferred Stock, the “Securities”) (the “Offering”). The Preferred Stock and Warrants are immediately separable and will be issued separately. There is no minimum offering amount.

Purchase Price:	$1,000 per Unit.

Series D Preferred Stock:	The Series D Preferred Stock shall have the rights, preferences, privileges and restrictions as set forth in the Certificate of Designation delivered herewith.

Conversion:	The Preferred Stock is convertible into shares of Common Stock at the option of the holder at an effective acquisition price of $0.18805 per share of Common Stock.

Dividend	The Preferred Stock will accrue a 4.25660% cumulative dividend until October 9, 2020.

Make-Whole Payment:	If the Preferred Stock is converted at any time prior to October 9, 2020, the Company will pay the holder an amount equal to the total dividend that would accrue on such Preferred Stock from the conversion date through October 9, 2020, or $468.23 per $1,000 stated value of Preferred Stock converted, less any dividend payments made with respect to the converted Preferred Stock.

Escrow:	An amount of the gross proceeds of the Offering equal to the aggregate potential make-whole payment shall be deposited with a third party, as escrow agent, to be held for a period of 11.5 years from the Closing Date (as defined below). Amounts in the escrow account will be released to pay dividends and any make-whole payments with respect to Preferred Stock converted during the escrow period.

Warrants:	The exercise price of the Warrants shall be $0.1468 per share (100% of the closing price at pricing). The Warrants shall be immediately exercisable and shall be subject to the terms and conditions as set forth in the Form of Common Stock Purchase Warrant delivered herewith.

Securities Purchase Agreement and Closing Date:	The Company and each investor participating in the Offering (each an “Investor” and collectively the “Investors”) shall execute a Securities Purchase Agreement in substantially the form delivered herewith. It is expected that the closing of the Offering shall occur, and the Securities shall be issued to the Investors and funds paid to the Company therefor, on or about October 9, 2009 (the “Closing Date”).

Lock-up Provisions:	The Company will not issue any shares of Common Stock or securities that would entitle the holder to acquire shares of Common Stock for a period of 90 days from the Closing Date without the prior written consent of Investors holding at least two-thirds in interest of the Securities then outstanding.

Risk Factors:	The Securities offered involve a high degree of risk. See the disclosure relating to the risks affecting the Company set forth in the prospectus included in the registration statement relating to this Offering.

Placement Agent:	The Company has retained Rodman & Renshaw, LLC as its exclusive placement agent to use its reasonable best efforts to solicit offers to purchase Units in the Offering. The Company has agreed to pay the placement agent 6% of the gross proceeds of the sale of units and to reimburse certain expenses. The Company has also agreed to grant compensation warrants to the placement agent to purchase up to that number of shares of Common Stock equal to 6% of the number of shares of Common Stock underlying the Preferred stock sold in the Offering.

Confidential Information:	The recipient of this Confidential Summary of Terms and Conditions and the materials delivered herewith agrees with the Company and Rodman & Renshaw, LLC to maintain in confidence this disclosed information, together with any other non-public information regarding the Company obtained from the Company, Rodman & Renshaw, LLC, or their agents during the course of the proposed Offering, and to comply with the recipient’s obligations under U.S. and state securities laws.

ADVENTRX Pharmaceuticals, Inc. has filed a registration statement (Registration No. 333- 160778, including a prospectus) under the Securities Act of 1933, as amended, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement for more complete information about the Company and the Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Rodman & Renshaw, LLC will arrange to send you the prospectus included in the registration statement relating to this Offering and any other offering documents if you request them by calling (212) 356-0500.

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